Exhibit 12


                CAROLINA TELEPHONE AND TELEGRAPH COMPANY
           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (Thousands of Dollars)


                                Three Months Ending    Six Months Ending
                                      June 30,              June 30,
                                -------------------    -----------------
                                    (Unaudited)           (Unaudited)

                                    1994       1993       1994      1993
                                    ----       ----       ----      ----

Income before extraordinary
   item                         $ 28,210   $ 18,436   $ 48,780  $ 10,972

Capitalized interest                 (34)        (9)       (71)      (25)

Income tax provision              19,421      9,876     29,172     3,455
                                --------   --------   --------  --------

Subtotal                          47,597     28,303     77,881    14,402

Fixed charges
   Interest charges                5,351      5,529     10,642    11,186
   Interest factor of operating
     rents                           328        512        728     1,119
                                --------   --------   --------  --------
Total fixed charges                5,679      6,041     11,370    12,305
                                --------   --------   --------  --------

Earnings, as adjusted           $ 53,276   $ 34,344   $ 89,251  $ 26,707
                                ========   ========   ========  ========

Ratio of earnings to fixed
   charges                          9.38       5.69       7.85      2.17 (1)
                                ========   ========   ========  ========










NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) net income less capitalized interest included in income, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses) and the interest component of operating rents.

(1) Net income for the six months ended June 30, 1993 included non-recurring costs associated with the merger and integration of Sprint and Centel. The portion of such charge attributable to the Company was $41.7 million, which reduced net income for the first six months of 1993 by $25.3 million. In the absence of the nonrecurring merger and integration costs recorded during the first quarter of 1993, the ratio of earnings to fixed charges would have been 5.56 for the six months ended June 30, 1993.